AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

AFW ASSOCIATES LLC
FINANCIAL STATEMENT

DECEMBER 31, 2025

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AFW Associates LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 West 57th Street, 36th Floor
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chung	(212)751-4422	MChung@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11.02.2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio Weiss, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AFW Associates LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AFW Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFW Associates LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AFW Associates LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AFW Associates LLC's management. Our responsibility is to express an opinion on AFW Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AFW Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as AFW Associates LLC's auditor since 2018.
Florham Park, New Jersey
February 25, 2026

AFW ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	1,508,289
Accounts receivable		137,201
Dividend receivable		3,944
Prepaid expenses		1,912
Total assets	$	1,651,346
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to AFWco	$	9,322
Due to affiliate		7,432
Deferred revenue		66,667
Accounts payable and accrued expenses		11,678
Total liabilities		95,099
Member's equity		1,556,247
Total liabilities and member's equity	$	1,651,346

The accompanying notes are an integral part of this financial statement.

AFW ASSOCIATES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

AFW Associates LLC (the "Company"), a wholly owned subsidiary of AFWco LP ("AFWco"), is a Delaware limited liability company organized on June 19, 2017. On March 28, 2018, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to, mergers and acquisition advice and capital structure and restructuring advice.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with AFWco and an affiliate, such financial statement may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition – The Company derives revenues from financial advisory services including mergers and acquisition advice and capital structure and restructuring advice. The Company typically receives fixed, nonrefundable retainer payments for contracts with customers for these advisory services. Such fees are recognized monthly over the term of the agreement as the Company satisfies its performance obligations under the contracts. The Company's contracts may also include success fees and other discretionary fees which may be fixed or variable amounts which are typically recognized upon completion of a transaction or a deal as specified in the contract. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified in a contract, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events. The Company accounts for revenue under ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Contract Assets) and Allowance for Credit Losses – Accounts receivable are stated at the amount management expects to collect from the outstanding balances from contracts with customers. The Company accounts for estimated credit losses on financial instruments, such as trade receivables, in accordance with ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". The Company's management periodically estimates the allowance for doubtful accounts. Losses from uncollectible receivables shall be accrued when both of the following conditions are met: (a) information available before the financial statement is issued indicates that it is probable that an asset has been impaired at the date of the financial statement, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. As of December 31, 2025, accounts receivable from contracts with customers totaled $137,201. As of December 31, 2024, no accounts were receivable from contracts with customers.

Deferred Revenue (Contract Liabilities) – Deferred revenue represents amounts received from customers in advance of the Company's performance obligations under its contracts with customers. As of December 31, 2025, there was $66,667 in deferred revenue for contracts with customers. During the year ended December 31, 2025, the Company recognized all amounts related to deferred revenue from contracts with customers as of December 31, 2024, totaling $133,333.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal or state income taxes. All revenue and expenses retain their character and pass directly to AFWco's income tax returns. The Company is subject to New York City Unincorporated Business Tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, AFWco assumes all tax liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Effective January 1, 2025, the Company adopted Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Single Reportable Segment – The Company follows ASC 280, *Segment Reporting*, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including advisory fees and client reimbursable income. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the statement of financial condition as total assets.

Use of Estimates- The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 3. RELATED-PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with AFWco. Expenses, including but not limited to, rent, utilities, communications, market data, insurance, and payroll are allocated between the companies. At December 31, 2025, the Company owed $9,322 to AFWco in connection with such agreement.

The Company has entered into an Expense Sharing Agreement with an affiliate. Advisory personnel salaries and benefits are allocated between the companies. At December 31, 2025, the Company owed $7,432 to the affiliate in connection with such agreement.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2025, the Company had net capital of $1,388,040, which was $1,381,700 in excess of its required net capital of $6,340. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

NOTE 5. CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose

NOTE 5. CONCENTRATIONS (CONTINUED)

the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Two advisory deals accounted for 100% of the Company's revenue for the year ended December 31, 2025. At December 31, 2025, 100% of deferred revenue was related to one client and 100% of the accounts receivable was from one of those clients.

NOTE 6. INDEMNIFICATIONS

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2025, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 7. GUARANTEES

FASB ASC 460, "Guarantees", requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness to others. The Company has issued no guarantees at December 31, 2025.

NOTE 8. COMMITMENTS AND CONTINGENCIES

An affiliate of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. AFWco subleases a portion of the office space from the affiliate. As of December 31, 2025, the Company had no other commitments or contingencies.

NOTE 9. EXEMPTION FROM RULE 15c3-3

The Company limits its business activities pursuant to Footnote 74 of the SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2026, the date the financial statement was available to be issued. No material subsequent events were identified that would require recognition or disclosure in the financial statement.